Exhibit 99.1

Press Release

For the third quarter and first nine months ended September 30, 2003
All amounts are in US$ unless otherwise stated

TIW REPORTS EBITDA OF $101.2 MILLION
AND NET INCOME OF $3.1 MILLION

Montréal, Canada, November 4, 2003 — Telesystem International Wireless Inc. (“TIW” or the “Company”) (TSX, “TIW”, Nasdaq, “TIWI”) today reported its results for the third quarter and the first nine months ended September 30, 2003.

Consolidated operating income before depreciation and amortization (EBITDA)1 increased 42.3% to $101.2 million compared to $71.1 million for the third quarter of 2002. Operating income increased 64.4% to $49.9 million compared to $30.4 million for the same period last year. The strong growth in operating income reflects the continued solid financial performance in Romania and improved results in the Czech Republic where the Company’s operating subsidiary recorded its second quarter of positive operating income. This continued growth resulted in a $3.1 million net income compared to a loss from continuing operations of $9.0 million for the same period in 2002.

“We are very pleased with our third quarter and year-to-date results, as both of our operations continue to record outstanding financial performances. During the third quarter, Český Mobil continued to generate strong results and reinforced its strategy of targeting postpaid subscribers,” said Bruno Ducharme, President and Chief Executive Officer of TIW. “In Romania, MobiFon is continuing to generate strong EBITDA margin and higher operating income”, added Mr. Ducharme.

Results of Operations

TIW recorded net subscriber additions for the third quarter of 343,538 to reach total subscribers from continuing operations of 4,582,295, up 23.6% compared to 3,707,337 at the end of the third quarter of 2002. Consolidated service revenues increased 39.0% to $243.5 million compared to $175.5 million for the third quarter of 2002. The strong revenue growth, lower selling, general and administrative expenses (“SG&A”) as a percent of revenues and continued cost management at the corporate level resulted in an operating income of $49.9 million compared to $30.4 million for the same period last year.

1The Company uses the term operating income before depreciation and amortization (“EBITDA”) and average revenue per user (“ARPU”) which may not be comparable to similarly titled measures reported by other companies. ARPU excludes revenues from other cellular networks’ customers roaming on the Company’s network. EBITDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. The Company believes EBITDA and ARPU are viewed as relevant supplemental measures of performance in wireless telecommunications.

Income from continuing operations was $3.1 million, or $0.03 per share basic and fully diluted compared to a loss from continuing operations of $9.0 million or $0.09 per share for the third quarter of 2002. Net income for the third quarter 2003 also amounted to $3.1 million or $0.03 per share basic and fully diluted compared to a net loss of $41.3 million or $0.41 per share for the third quarter 2002. The 2002 results include a loss from our Brazil discontinued operations of $32.3 million.

For the first nine months of 2003, consolidated service revenues increased 39.0% to $654.0 million compared to $470.6 million for the same period last year. Operating income increased 86.7% to $128.8 million from $69.0 million for the same period last year. Income from continuing operations was $21.4 million or $0.22 per share basic and fully diluted compared to $70.4 million, or $0.77 per share. The 2003 results include a gain of $19.4 million on the sale of a minority interest in MobiFon, while the 2002 income from continuing operations includes a pre-tax non-cash gain of $91.1 million related to the financial restructuring of the Company completed in the first quarter of 2002 and the expiry of the Units during the second quarter of 2002 offset by $10.1 million of expenses related to the extinguishment of debt in MobiFon. Net income for the nine month period ended September 30, 2003 was $12.6 million or $0.13 per share basic and fully diluted compared to a net loss of $91.5 million or $1.07 per share basic and fully diluted for the corresponding prior year period. These results included losses from discontinued operations of $8.8 million and $161.9 million, respectively, which related to our discontinued Brazilian cellular operations which were disposed of on March 26, 2003 for gross proceeds of $70.0 million.

MobiFon S.A. — Romania

MobiFon S.A. (“MobiFon” or “Connex”), the market leader in Romania with an estimated 48.4% share of the cellular market, added 215,954 net subscribers for the third quarter for a total of 2,962,081, compared to 2,462,560 subscribers at the end of the same 2002 period, an increase of 20%. Connex focused on attracting higher-end postpaid subscribers, achieving a 43/57 prepaid/postpaid mix of new subscribers for the quarter and resulting in a 63/37 prepaid/postpaid mix at the end of September 2003 compared to 65/35 a year ago. In September, MobiFon increased the validity period for its prepaid users from 12 months to 14 months. The change aligns MobiFon’s policy with its main competitor’s policy and accounts for an estimated reduction in churn of 32,000 subscribers for the quarter.

On October 6, 2003, Connex was the first Romanian operator to reach the 3 million subscriber milestone, a direct consequence of a very strong third quarter performance. The third quarter of 2003 marked MobiFon’s second largest quarterly subscriber growth, the best Q3 in MobiFon’s history and is also estimated to have set record growth for the Romanian market as a whole. Management believes such growth to be reflective of an improved economic environment in Romania and increased marketing activities by all operators. During the past 12 months, management estimates cellular penetration in Romania increased to 28.2% from 20.4% at the end of the third quarter of 2002.

Service revenues reached $144.1 million, a 28.0% increase over $112.6 million for the third quarter of 2002. This increase was largely attributable to an 18.9% increase in average subscribers and a 6.8% increase in monthly average revenue per user (“ARPU”)1. ARPU for the third quarter reached $15.44 compared to $14.44 in the second quarter and $14.45 for the same period of last year. Cost of services increased 35.3% to $28.5 million compared to $21.0 million for the same period last year primarily due to higher interconnection, roaming and site costs as a result of the greater subscriber base and network traffic. SG&A expenses increased to 22.6% of service revenues compared to 20.8% for the 2002 corresponding period in support of higher postpaid subscriber acquisition, as well as, a required build up of customer service to support the postpaid growth and the implementation of a new billing system. During the quarter, Connex reached its largest EBITDA level ever achieved. EBITDA increased 18.7% to $76.4 million compared to $64.4 million for the same period last year. EBITDA as a percentage of service revenue decreased to 53% compared to 57% in the quarter ending September 30, 2002, as a result of costs incurred in acquiring new subscribers, particularly for the postpaid segment. Operating income rose 11.7% to $48.0 million compared to $43.0 million for the third quarter of 2002.

For the first nine months, service revenues increased 23.4% to $384.4 million compared to $311.5 million for the same period last year. EBITDA increased 23.6% to $213.6 million compared to $172.8 million for the 2002 period. Operating income rose 17.8% to $129.7 million compared to $110.1 million for the first nine months of 2002.

Český Mobil a.s. — Czech Republic

Český Mobil a.s. (“Český Mobil” or “Oskar”) added 100,650 net subscribers in the third quarter to reach 1,438,142, an increase of 26.2% compared to 1,139,567 subscribers at the end of the third quarter of 2002. The company’s focus on postpaid growth continued to be successful with postpaid subscribers representing 49% of net additions during the quarter. As a result, the company’s prepaid/postpaid mix as of September 30, 2003 was 59/41 compared to 71/29 at September 30, 2002. Oskar estimates it held a 15.8% share of the national cellular market as of September 30, 2003, compared to a 14.1% share at the same time last year. During the past 12 months, management estimates cellular penetration in the Czech Republic increased to 90% from 78% at the end of the third quarter of 2002.

During the quarter Oskar continued to develop strong programs focusing on acquisition of business customers and postpaid consumers. As a result, postpaid subscribers now account for over 41% of Oskar’s subscriber base. Furthermore, customer relationship management continued to focus on several strategic initiatives aimed at retaining Oskar’s most profitable customers.

Service revenues increased 58.1% to $99.4 million compared to $62.9 million for the third quarter of 2002 primarily due to a 25.5% increase in average subscribers and a 26.0% increase in ARPU. ARPU for the third quarter reached Czech Koruna 656.4 ($22.93) compared to Czech Koruna 641.5 ($23.18) in the second quarter and Czech Koruna 559.6 ($18.20) for the same period of last year.

Oskar recorded EBITDA of $26.0 million compared to EBITDA of $8.4 million for the same period last year. This improvement reflects the revenue impact of solid subscriber growth, the company’s focus on postpaid growth and the economies of scale realized as fixed costs are spread over the larger subscriber base. SG&A expenses declined to 27.0% of service revenues compared to 33.7% for the same period last year. Oskar recorded positive operating income of $3.1 million for the third quarter 2003, compared to an operating loss of $10.9 million for the third quarter of 2002.

For the first nine months, service revenues increased 69.5% to $269.7 million compared to $159.1 million for the same period in 2002. EBITDA reached $71.7 million compared to EBITDA of $12.9 million for the first nine months of last year, an improvement of $58.8 million. Operating income reached $4.4 million compared to a loss of $34.4 million for the same period in 2002.

On September 23, 2003, the lower house of the Czech Parliament passed an amendment to a bill that calls for the reclassification of the Value Added Tax (VAT) from the 5% to the 22% category for telecommunication services, effective January 2004. The amendment is one in a series related to public-finance reform and part of the government’s effort to combat the state’s public deficit. The reforms also call for a decrease in the corporate income-tax rate, from the current 31% to 24% by 2006. Management is currently in the process of evaluating the possible impact of this new regulation on future operational results.

Corporate and Other

The Company’s wireless operations in India (“Hexacom”) and other corporate activities recorded negative operating income of $1.2 million for the third quarter ended September 30, 2003 and negative operating income of $5.3 million for the first nine months of 2003, compared to negative operating income of $1.7 million and of $6.7 million respectively for the same periods last year. Our proportionate share of Hexacom’s net income which is included in the above corporate and other results was $1.1 million and $2.6 million for the three and nine months ended September 30, 2003 compared to $0.7 million and $2.2 million for the same periods last year.

Liquidity and Capital Resources

For the third quarter of 2003, operating activities provided cash of $52.2 million and of $172.0 million for the first nine months compared to $28.3 million and $85.9 million respectively in the corresponding 2002 periods, mainly explained by the increase in the 2003 EBITDA over the corresponding periods in 2002 offset by higher taxes paid by MobiFon in 2003.

Investing activities used cash of $32.5 million for the quarter ended September 30, 2003, compared to $59.0 million in the corresponding 2002 period as a result of lower acquisitions of property, plant and equipment. For the first nine months of 2003, investing activities used cash of $90.4 million compared to $166.0 million for the first nine months of 2002. During the 2003 period, the Company received net proceeds of $41.5 million from the sale of a minority interest in MobiFon. Acquisitions of property, plant and equipment in the first nine months of this year were lower than in the corresponding period last year and were $133.3 million and $166.4 million, respectively.

Financing activities used cash of $134.6 million for the third quarter and $73.7 million year to date. The cash used in financing activities in the third quarter included $148.2 million used in redeeming all of the Company’s remaining 14% Senior Notes. The cash used in financing activities on a year-to-date basis consisted of $28.1 million in additions to restricted cash, $59.5 million distributed to minority shareholders, $47.4 million representing a full repayment of TIW’s senior corporate bank facility, $12.9 million of deferred financing costs and $223.9 million in repayment of long-term debt offset by $18.9 million received from the issuance of subsidiaries’ shares to non-controlling interests and $279.0 million proceeds from debt issuance. During the first nine months of 2002, sources of cash from financing activities included proceeds of $41.2 million from TIW’s financial recapitalization, $29.9 million from the issuance of subsidiaries’ shares to non-controlling interests and $52.6 million in net long-term debt borrowings. These were partially offset by $19.9 million in repayment of short-term loans, $9.8 million distributed to non-controlling interests in MobiFon, $7.8 million of deferred financing costs and resulted in $86.2 million being provided by financing activities.

In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. During 2002, ClearWave received its pro-rata share of such distributions which amounted to $24.6 million and other minority shareholders had received $0.8 million. During the second quarter of 2003 the remaining shareholders tendered their shares. A payment of $5.6 million relating to such tender was made during the second quarter and the remaining $7.8 million was paid on July 18, 2003. As a result, ClearWave’s equity interest and TIW’s ultimate equity interest in MobiFon increased to 57.7% and 49.4% from 56.6% and 48.4% at the end of the first quarter of 2003.

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which ClearWave’s share amounted to $33.5 million. In July 2003, the shareholders of MobiFon approved additional distributions of Lei 1.188 trillion ($35.7 million) by means of a par value reduction that was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders. This amount is classified within current liabilities as distribution payable to non-controlling interests as at September 30, 2003.

On June 27, 2003, MobiFon Holdings B.V. (“MobiFon Holdings”), a wholly-owned subsidiary which holds the Company’s investment in MobiFon, closed a $225 million issue of 12.5% Senior Notes (“Notes”) by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as restricted cash on the balance sheet. ClearWave used a portion of the proceeds to fully repay the demand notes to the Company and, on June 30, 2003, declared a dividend out of share premium of $1.69 per share. On July 9, 2003, ClearWave paid these dividends to shareholders which totaled $142.1 million. The Company’s share of these distributions amounted to $121.6 million, before deducting withholding taxes of $2.9 million which was included in income tax expense during the second quarter. TIW used the proceeds from these distributions and its cash on hand to redeem all of its remaining 14% Senior Notes plus accrued interest.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account. Before July 31, 2006, MobiFon Holdings may redeem up to 35% of the Notes with the proceeds of certain equity offerings at a redemption price of 112.50% of the principal amount. From July 31, 2007, MobiFon Holdings may redeem all or part of the Notes at declining prices ranging from 106.25% to 100.00% of the principal amount. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes contains customary negative covenants which, among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon S.A. or to reduce its ownership in MobiFon S.A. to below 50.1%.

On October 16, 2003, MobiFon Holdings’ registration statement filed with the United States Securities and Exchange Commission was declared effective whereby substantially similar notes will be registered under the Securities Act when issued pursuant to an exchange offer launched on October 17, 2003. The exchange offer is expected to close by November 17, 2003. During the nine-month period ended September 30, 2003, financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

Cash and cash equivalents, including restricted cash, at the end of the third quarter ended September 30, 2003 totaled $163.6 million, including $2.5 million at the TIW level, $9.4 million at ClearWave and $31.3 million at MobiFon Holdings which included $28.1 million in restricted cash.

As of September 30, 2003, total consolidated indebtedness was $1.1 billion, of which $1.3 million was at the TIW level, $220 million at the MobiFon Holdings level, $296.6 million at MobiFon and $586.4 million at Český Mobil.

On October 6, 2003, a minority shareholder of Český Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Český Mobil to TIW Czech N.V at a price of approximately 600 million Czech Koruna ($21.8 million). TIW Czech N.V will finance the acquisition, which is expected to be finalized during the first quarter of 2004, via shareholders’ contributions. The Company’s share of this commitment is $5.3 million.

On October 21, 2003, the Company entered into a private transaction to acquire 1,009,300 class A subordinate voting shares of ClearWave from an institutional investor, in exchange for the issuance of 1,374,666 common shares of the Company. The 1,009,300 ClearWave class A shares to be acquired represent a 1.2% equity interest and a 0.4% voting interest in ClearWave. The transaction, which is scheduled to close in November, will increase the Company’s equity and voting interest in ClearWave from 85.6% and 94.9% respectively, to 86.8% and 95.3% respectively. With this transaction, TIW aims at increasing its economic interest in MobiFon and Český Mobil. In the future, TIW may seek to further increase its economic interest in its subsidiaries by proceeding with similar transactions or otherwise.

The Company expects to have future capital requirements, particularly in relation to the expansion and addition of capacity of its cellular networks, the acquisition of Český Mobil shares pursuant to the above described option, and for servicing of its debt. The Company intends to finance such future capital requirements from cash and cash equivalents, cash flows from operating activities, drawings on MobiFon and Český Mobil’s senior loan facilities and by equity contributions from TIW Czech N.V shareholders. In July 2003, the shareholders of TIW Czech N.V. made additional equity contributions totaling €22.0 million ($24.9 million) of which €16.7 million ($18.9 million) was made by minority shareholders. This amount was mainly used to fund Český Mobil’s network expansion. The Company intends to service the debt in MobiFon Holdings and its general corporate expenses mainly by distributions to shareholders from MobiFon.

Conference Call

The conference call with analysts on the third quarter 2003 results will be made available via an audio web cast from TIW’s Internet site. The web cast is scheduled to begin at 9:00 a.m. EST on Wednesday, November 5, 2003 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on November 5 and 11:59 p.m. on December 5. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1488213.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.6 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Český Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

Investors:
Jacques Lacroix
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca

TELESYSTEM INTERNATIONAL WIRELESS INC.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(in thousands of U.S. dollars, except per user and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

	$	$	$	$
STATEMENTS OF INCOME (LOSS) AND CASH FLOWS DATA:
Revenues	256,705	185,209	687,796	497,992
Operating income	49,928	30,374	128,762	68,966
Interest expense, net	(24,183)	(26,177)	(68,849)	(77,789)
Foreign exchange gain (loss)	(948)	(2,675)	4,000	7,540
Net gain on disposal of assets	28	—	19,367	—
Gain on Recapitalization and Units exchange	—	—	—	91,127
Expenses related to extinguishment of debt	—	(10,100)	—	(10,100)
Income (loss) from continuing operations	3,075	(9,025)	21,423	70,364
Loss from discontinued operations	—	(32,269)	(8,811)	(161,901)
Net income (loss)	3,075	(41,294)	12,612	(91,537)
Basic earnings (loss) per share (8)
From continuing operations	0.03	(0.09)	0.22	0.77
From discontinued operations	—	(0.32)	(0.09)	(1.84)
Net earnings (loss)	0.03	(0.41)	0.13	(1.07)
Diluted earnings (loss) per share (8)
From continuing operations	0.03	(0.09)	0.22	0.77
From discontinued operations	—	(0.32)	(0.09)	(1.84)
Net earnings (loss)	0.03	(0.41)	0.13	(1.07)
Acquisitions of property plant and equipment	(32,464)	(58,963)	(133,266)	(166,448)
OPERATING DATA FROM CONTINUING OPERATIONS
Operating income before depreciation and amortization (1)	101,212	71,124	280,080	179,167
Proportionate revenues (2)	95,871	77,204	261,482	211,250
Proportionate operating income before depreciation and amortization (2)	41,572	34,957	117,428	89,900
Average monthly revenue per user (7)
MobiFon	15.44	14.45	14.44	14.27
Český Mobil a.s.	22.93	18.20	22.11	16.64

	As at September 30,	As at December 31,
	2003	2002

	$	$
BALANCE SHEET DATA:
Cash and cash equivalents, including restricted cash of $28.1 million as of September 30, 2003	163,603	60,706
Total assets	1,533,783	1,451,613
Short-term and long-term debt	1,058,913	1,010,587
Total capital (3)	1,303,107	1,302,784
Total shareholders’ equity	66,826	51,537

TELESYSTEM INTERNATIONAL WIRELESS INC.

OVERVIEW OF CONTINUING OPERATIONS (4)

(as at September 30, 2003)

			Licensed
		Start-up	POPs	Total	Equity	Equity POPs
	Technology	Date of Operations	(millions)	Subscribers (5)	Interest (6)	(millions)	Equity Subscribers (2)

Central/Eastern Europe Cellular
Romania	GSM	1997	21.7	2,962,081	49.4%	10.7	1,463,000
Czech Republic	GSM	Q1 2000	10.2	1,438,142	19.9%	2.0	286,700

			31.9	4,400,223		12.7	1,749,700
Other
India (Rajasthan)	GSM	1997	56.5	182,072	12.7%	7.2	23,100

			56.5	182,072		7.2	23,100

Total			88.4	4,582,295		19.9	1,772,800

(1)	The Company uses the term operating income before depreciation and amortization, also defined as EBITDA, which may not be comparable to similarly titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measure of performance under GAAP. The Company believes that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

(2)	Proportionate financial figures and other operational data represent the combination of TIW’s ultimate proportionate ownership in each of its investees and are not intended to represent any measure of performance in accordance with generally accepted accounting principles.

(3)	Consists of share capital, warrants and additional paid-in-capital.

(4)	The results of Central and Eastern Europe are fully consolidated. India’s results are accounted for in a manner similar to the equity method.

(5)	Figures include 2,707,091 and 141,201 prepaid subscribers in Central and Eastern Europe and India, respectively.

(6)	Figures represent the Company’s direct and indirect ownership interests in its operations before the exercise of options.

(7)	We use the term average monthly revenue per user, or ARPU, which may not be comparable to similarly titled measures reported by other companies. ARPU excludes non-recurring miscellaneous revenue and revenue from other wireless networks’ customers roaming on our network. ARPU should not be considered in isolation or as an alternative measure of performance under Cdn GAAP. We believe ARPU is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

The following table provides a reconciliation between service revenues and ARPU for both MobiFon and Český Mobil a.s.:

	MobiFon				Český Mobil a.s.

	Three months ended		Nine months ended		Three months ended		Nine months ended
	September 30,		September 30,		September 30,		September 30,

	2003	2002	2003	2002	2003	2002	2003	2002

Service revenues for the periods (in thousands)	144,127	112,585	384,374	311,510	99,408	62,872	269,665	159,074
Average number of subscribers for the period (in millions) *	2.85	2.40	2.73	2.26	1.39	1.10	1.30	1.02
Average monthly service revenue per subscriber for the period (in $)	16.83	15.64	15.63	15.34	23.88	18.96	22.95	17.31
Less: impact of excluding in roaming and miscellaneous revenue	(1.39)	(1.19)	(1.19)	(1.07)	(0.95)	(0.76)	(0.84)	(0.67)

ARPU	15.44	14.45	14.44	14.27	22.93	18.20	22.11	16.64

*	Calculated as the average of each month’s average number of subscribers.

(8)	On June 23, 2003, the Company amended its share capital to implement a one for five (1:5) consolidation of its common shares. Following the consolidation, the number of issued and outstanding common shares was reduced from 467,171,850 to 93,432,101 while the number of issued and outstanding preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from 1 common share for each preferred share to 1 common share for 5 preferred shares. All share and per share amounts included in the consolidated financial statements have been adjusted to reflect the share consolidation.

TELESYSTEM INTERNATIONAL WIRELESS INC.

THIRD QUARTER 2003

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	September 30,	December 31,
	2003	2002

	$	$
	(unaudited)	[Note 1]
ASSETS
Current assets
Cash and cash equivalents	135,478	60,706
Cash and cash equivalents — Restricted [Note 6]	28,125	—
Trade debtors	79,035	55,950
Inventories	8,684	10,248
Value added taxes recoverable	1,716	2,634
Prepaid expenses	25,133	21,789
Deferred tax assets	621	1,010
Other current assets	10,559	12,248

Total current assets	289,351	164,585

Property, plant and equipment	1,056,530	1,022,300
Licenses	89,670	94,593
Goodwill [Note 4]	48,225	52,606
Deferred financing and other costs [Note 6]	31,233	22,229
Investments and other assets	18,774	95,300

	1,533,783	1,451,613

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans	—	47,406
Trade creditors	42,192	44,248
Accrued liabilities	74,977	72,717
Income and value added taxes payable	16,556	5,459
Deferred revenues	39,609	38,468
Distribution payable to non-controlling interests [Note 4]	15,086	13,400
Current portion of long-term debt	33,701	223,868

Total current liabilities	222,121	445,566

Long-term debt [Note 6]	1,025,212	739,313
Deferred income tax liabilities	5,899	5,211
Other non-current liabilities	14,683	15,445
Non-controlling interests	199,042	194,541

SHAREHOLDERS’ EQUITY
Share capital	1,056,918	1,056,595
Additional paid-in-capital	246,189	244,875
Warrants	—	1,314
Deficit	(1,242,837)	(1,255,449)
Cumulative translation adjustment [Note 9]	6,556	4,202

Total shareholders’ equity	66,826	51,537

	1,533,783	1,451,613

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT (UNAUDITED)

(in thousands of U.S. dollars, except per user and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

	$	$	$	$
	(unaudited)		(unaudited)
REVENUES
Services	243,535	175,457	654,039	470,584
Equipment	13,170	9,752	33,757	27,408

	256,705	185,209	687,796	497,992
Cost of services	72,242	52,884	193,011	143,979
Cost of equipment	22,481	15,016	54,123	41,924
Selling, general and administrative expenses	60,770	46,185	160,582	132,922
Depreciation and amortization [Note 3]	51,284	40,750	151,318	110,201

OPERATING INCOME	49,928	30,374	128,762	68,966
Interest expense	(24,718)	(26,963)	(70,261)	(79,209)
Interest income	535	786	1,412	1,420
Foreign exchange gain (loss)	(948)	(2,675)	4,000	7,540
Net gain on disposal of assets [Note 4]	28	—	19,367	—
Gain on recapitalization and units exchange	—	—	—	91,127
Expenses related to extinguishment of debt	—	(10,100)	—	(10,100)

Income (loss) before income taxes and non-controlling interests and discontinued operations	24,825	(8,578)	83,280	79,744
Income taxes	13,180	10,788	38,675	26,278

Income (loss) before non-controlling interests and discontinued operations	11,645	(19,366)	44,605	53,466
Non-controlling interests	(8,570)	10,341	(23,182)	16,898

Income (loss) from continuing operations	3,075	(9,025)	21,423	70,364
Loss from discontinued operations [Note 5]	—	(32,269)	(8,811)	(161,901)

Net income (loss)	3,075	(41,294)	12,612	(91,537)
Deficit, beginning of period	(1,245,912)	(1,178,518)	(1,255,449)	(1,126,015)
Accretion of equity component of convertible debentures	—	—	—	(2,260)

Deficit, end of period	(1,242,837)	(1,219,812)	(1,242,837)	(1,219,812)

Basic earnings (loss) per share [Restated Note 2]
From continuing operations	0.03	(0.09)	0.22	0.77
From discontinued operations	—	(0.32)	(0.09)	(1.84)
Net earnings (loss)	0.03	(0.41)	0.13	(1.07)
Diluted earnings (loss) per share [Restated Note 2]
From continuing operations	0.03	(0.09)	0.22	0.77
From discontinued operations	—	(0.32)	(0.09)	(1.84)
Net earnings (loss)	0.03	(0.41)	0.13	(1.07)

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

	$	$	$	$
OPERATING ACTIVITIES
Income (loss) from continuing operations	3,075	(9,025)	21,423	70,364
Depreciation and amortization	51,284	40,750	151,318	110,201
Non-cash financial expenses (recovery)	—	2,122	(3,266)	20,916
Non-controlling interests	8,570	(10,341)	23,182	(16,898)
Net gain on disposal of assets	(28)	—	(19,367)	—
Gain on recapitalization and units exchange	—	—	—	(91,127)
Other non-cash items	4,542	834	8,773	(3,210)
Changes in operating assets and liabilities	(15,281)	3,988	(10,108)	(4,352)

Cash provided by operating activities	52,162	28,328	171,955	85,894

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(32,464)	(58,963)	(133,266)	(166,448)
Net proceeds from the sale of subsidiary’s shares [Note 4]	—	—	41,500	—
Other investments and advances	—	—	1,345	489

Cash used in investing activities	(32,464)	(58,963)	(90,421)	(165,959)

FINANCING ACTIVITIES
Repayment of short-term loans	—	(10,000)	(47,407)	(19,911)
Proceeds from issuance of common shares	323	—	323	—
Proceeds from Recapitalization, net of costs	—	—	—	41,202
Proceeds from subsidiary’s shares issued to non-controlling interests	18,879	—	18,879	29,930
Subsidiary’s distributions paid to non-controlling interests [Note 4]	(28,323)	(5,636)	(59,536)	(9,806)
Proceeds from issuance of long-term debt [Note 6]	32,108	275,223	279,002	303,150
Repayment of long-term debt [Note 7]	(151,451)	(226,117)	(223,867)	(250,556)
Deferred financing and other costs [Note 6]	(6,169)	(7,482)	(12,919)	(7,790)
Additions to cash and cash equivalents — Restricted [Note 6]	—	—	(28,125)	—

Cash provided by (used in) financing activities	(134,633)	25,988	(73,650)	86,219

Net effect of exchange rate translation on cash and cash equivalents	1,098	(1,118)	2,014	1,142

Cash provided by (used in) continuing operations	(113,837)	(5,765)	9,898	7,296
Cash provided by (used in) discontinued operations [Note 5]	(496)	(1,671)	64,874	(5,827)

Increase (decrease) in cash and cash equivalents	(114,333)	(7,436)	74,772	1,469
Cash and cash equivalents, beginning of period	249,811	94,365	60,706	85,460

Cash and cash equivalents, end of period	135,478	86,929	135,478	86,929

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2003
(in thousands of U.S. dollars)

NOTE 1

BASIS OF PRESENTATION

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the annual financial statements. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2002, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, the acquisition of Český Mobil a.s.’s shares pursuant to the exercise of a minority shareholders put option and for the servicing of its debt. The Company intends to finance such future capital requirements from cash and cash equivalents on hand, cash flows from operating activities, borrowings from MobiFon’s and Český Mobil’s a.s., senior credit facilities and by equity contributions from non-controlling shareholders of TIW Czech N.V. (See Note 10). The Company intends to finance the servicing of its debt in MobiFon Holdings and its general corporate expenses by mainly distributions to shareholders from MobiFon (See Note 4).

NOTE 2

SHARE CONSOLIDATION AND EARNINGS (LOSS) PER SHARE

On June 23, 2003, the Company amended its share capital to implement a one for five (1:5) consolidation of its common shares. Following the consolidation, the number of issued and outstanding common shares was reduced from 467,171,850 to 93,432,101 while the number of issued and outstanding preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from 1 common share for each preferred share to 1 common share for 5 preferred shares. Accordingly, the number of options outstanding was also reduced on the same basis. All share and per share amounts included in the consolidated financial statements have been adjusted to reflect the share consolidation.

The following is a reconciliation of the basic and diluted weighted average number of shares outstanding:

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

(in thousands)	$	$	$	$
Denominator Weighted average number of shares and share equivalents outstanding — basic	100,461	100,434	100,443	87,829
Dilutive effect of options	1,655	—	75	—

Weighted average number of common shares outstanding — diluted	102,116	100,434	100,518	87,829

Income from continuing operations and net loss for the nine months ended September 30, 2002 for purposes of basic and diluted earnings per share is net of the accretion of equity components of convertible debentures and amounted to $68.1 million and $93.8 million respectively.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2003
(in thousands of U.S. dollars)

NOTE 3

PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amounts of $1.4 million and $6.0 million for property, plant and equipment, for three month and nine month periods ended September 30, 2003, respectively, the majority of which have already been removed from service. The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a result, effective April 1, 2003, the Company changed the estimated useful lives of certain of these assets reported with network equipment which resulted in an increase in depreciation expense during the three and nine months period ended September 30, 2003 of approximately $1 million and $2 million, respectively.

NOTE 4

DISTRIBUTIONS FROM AND DIVESTITURE OF MOBIFON S.A. (“MOBIFON”)

In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $24.6 million was paid to our subsidiary ClearWave. The effect of these distributions was to decrease ClearWave’s and the Company’s ultimate equity interest in MobiFon from 63.5% to 62.4% and from 54.4% to 53.4%, respectively. During the second quarter of 2003 the remaining shareholders tendered their shares; $5.6 million relating to such tender was paid during the second quarter and $7.8 million was paid in July 2003.

In March 2003, the Company sold 11.1 million of its currently owned shares in MobiFon, held by ClearWave, representing 9.2% of ClearWave’s total shareholding in MobiFon, for aggregate consideration of $42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, non-controlling interest was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively. As a result of this transaction, ClearWave’s and the Company’s ultimate equity interest in MobiFon was reduced from 62.4% to 56.6% and from 54.4% to 48.4%, respectively. However, as a result of the remaining shareholders’ participation in the share repurchase during the second quarter of 2003, ClearWave’s and the Company’s ultimate ownership of MobiFon increased to 57.7% and 49.4%, respectively.

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which ClearWave’s share amounted to $33.5 million.

In July 2003, the shareholders of MobiFon approved distributions of Lei 1.188 trillion ($35.7 million) by means of a par value reduction; this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders. This amount is classified within current liabilities as distribution payable to non-controlling interests as at September 30, 2003.

NOTE 5

DISCONTINUED OPERATIONS

On March 26, 2003, the Company completed the sale of its discontinued Brazilian cellular operations for gross proceeds of $70 million. As a result, the Company recognized a loss of $8.8 million in the three months ended March 31, 2003 representing the difference in the net proceeds and the net carrying value of the Company’s discontinued operations. Outstanding litigation described in Notes 14 and 16 of the annual consolidated financial statements has been settled as part of the transaction.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2003
(in thousands of U.S. dollars)

NOTE 6

SENIOR NOTES ISSUED BY MOBIFON HOLDINGS B.V. (“MOBIFON HOLDINGS”)

On June 27, 2003, MobiFon Holdings, a wholly owned subsidiary which holds the Company’s investment in MobiFon, closed a $225 million issue of 12.5% Senior Notes (“Notes”) by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as restricted cash on the balance sheet and $182.5 million was distributed to ClearWave. ClearWave utilized a portion of the proceeds to fully repay the demand notes due to the Company and, as a result of a June 30, 2003 dividend declaration of $1.69 per share, made distributions of share premiums to shareholders, totaling $142.1 million on July 9, 2003. The Company’s share of these distributions amounted to $121.6 million, before deducting withholding taxes of $2.9 million which was included in income tax expense during the second quarter of 2003.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings’ future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holdings’ existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes, contains customary negative covenants which, among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon S.A., nor to reduce its ownership in MobiFon S.A., to below 50.1%.

On October 16, 2003, MobiFon Holding’s registration statement filed with the United States and Exchange Commission was declared effective whereby substantially similar notes will be registered under the Securities Act when issued pursuant to an exchange offer launched on October 17, 2003. The exchange offer is expected to close by November 17, 2003. During the nine-month period ended September 30, 2003, financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

NOTE 7

CORPORATE INDEBTEDNESS

During the first quarter of 2003, the Company’s corporate credit facility was retired with proceeds from the sale of MobiFon shares described in Note 4 and from proceeds from the sale of the Company’s discontinued Brazilian cellular operations. During the second quarter of 2003, the Company also redeemed an aggregate of $72.4 million in principal plus accrued interest of $3.4 million of its 14% Senior Guaranteed Notes due December 30, 2003 (the “14% Notes”).

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2003
(in thousands of U.S. dollars)

NOTE 7

CORPORATE INDEBTEDNESS (CONT’D)

Accordingly the Company did not proceed with the issuance of $10 million in additional 14% Notes which it would have otherwise been required to issue on June 30, 2003 pursuant to the provisions of the indenture resulting in the reversal of $7 million of contingent payments which was accrued as additional interest throughout the term of the 14% Notes. Furthermore, as a result of the ClearWave distribution, the Company redeemed the remaining $148.2 million in principal plus accrued interest of 14% Notes during the third quarter of 2003.

NOTE 8

FINANCIAL INSTRUMENTS

In January 2003, Český Mobil a.s., (“Český Mobil”) entered into interest rate and currency swaps and option arrangements pursuant to which €40.0 million ($46.0 million) of Euro-based borrowings as at June 30, 2003 are effectively Koruna-based with a fixed Koruna to Euro exchange rate applicable on the associated interest and principal payments until November 2005 with the exception of a 1.25% fixed rate spread which continues to be payable in Euro; additionally, the floating portion of the interest on such borrowings has been capped at 5.755% and a call option hedges currency risk on a further €10.0 million ($11.5 million) of Euro based debt.

In May 2003, upon the expiry of a €60.0 million ($69.1 million) 6-month swap, Český Mobil entered into a 12-month Euro to Koruna cross currency swap arrangement for €60.0 million to hedge €60.0 million of Euro-based borrowings. In June 2003, Český Mobil entered into an interest rate and currency swap arrangement pursuant to which €10.0 million ($11.5 million) of Euro-based borrowings as at June 30, 2003 are effectively Koruna-based and bear interest at a fixed rate of 3.14% per annum until December 2007 plus a 1.25% fixed rate spread which continues to be payable in Euro. The Company has designated these instruments as hedges. On September 11, 2003 Český Mobil entered into an interest rate and currency swap arrangement pursuant to which €20.0 million ($23.3 million) of Euro-based borrowings as at September 30, 2003 are effectively Koruna-based and bear interest at a fixed rate of 3.74% per annum plus a 1.25% fixed rate spread which continues to be payable in Euro. The full €20.0 million of this arrangement is effective until December 2007 with €15.0 million continuing to be in effect until March 2008.

During the third quarter of 2003, as a result of achieving certain financial ratios, the interest rate spread payable on the long-term credit facility of Český Mobil was reduced by .50% and .75% for Tranches A and B, respectively. In addition, Český Mobil amended certain of its existing interest rate and Euro to Koruna cross currency swap arrangements. As a result, the effective weighted average interest rate on this facility was reduced from 6.7% to 5.9%.

NOTE 9

FUNCTIONAL CURRENCY

Prior to June 30, 2003, as a result of operating in a highly inflationary economy, MobiFon used the Company’s reporting currency, the U.S. dollar, as its functional currency. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon’s functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be their functional currency.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2003
(in thousands of U.S. dollars)

NOTE 9

FUNCTIONAL CURRENCY (CONT’D)

The movement in the cumulative translation adjustment of $2.4 million, reported as a component of the shareholders’ equity, is explained by the appreciation of the Czech Koruna during 2003. The exchange rate was 30.12 Czech Koruna for one US$ and 27.33 Czech Koruna for one US$ as at December 31, 2002 and September 30, 2003, respectively.

NOTE 10

INVESTMENTS

In July 2003, the shareholders of TIW Czech N.V., made additional equity contributions totaling €22.0 million ($24.9 million) of which €16.7 million ($18.9 million) was made by non-controlling interests. This amount was mainly used to fund Český Mobil’s network expansion.

On October 6, 2003, a minority shareholder of Český Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Český Mobil to TIW Czech N.V., at a price of approximately 600 million Czech Koruna ($21.8 million). TIW Czech N.V., will finance the acquisition, which is expected to be finalized during the first quarter of 2004, via shareholder contributions and will account for it using the purchase method. ClearWave’s share of this commitment is $5.3 million.

On October 21, 2003, the Company entered into a private transaction to acquire 1,009,300 class A subordinate voting shares of ClearWave from an institutional investor, in exchange for the issuance of 1,374,666 common shares of the Company. The 1,009,300 ClearWave class A shares to be acquired represent a 1.2% equity interest and a 0.4% voting interest in ClearWave. The transaction which is scheduled to close in November will increase the Company’s equity and voting interest in ClearWave from 85.6% and 94.9% respectively, to 86.8% and 95.3% respectively and will be accounted for using the purchase method.

NOTE 11

STOCK BASED COMPENSATION

For purposes of pro-forma disclosures, the estimated fair value of outstanding options is amortized to expense over the options’ vesting periods. Considering all options issued since the beginning of the plans, and the forfeiture by employees during the second quarter of 2003 of 3.0 million stock options which were granted in prior years, the Company’s pro-forma net income would be decreased by $0.8 million and the pro-forma net loss would be increased by $1.7 million for the three month periods ended September 30, 2003 and 2002, respectively. Basic and diluted earnings per share would be decreased by $0.01 and basic and diluted loss per share would each be increased by $0.01 for the three months ended September 30, 2003 and 2002, respectively. The Company’s pro-forma net income would be increased by $12.6 million and the pro-forma net loss would be increased by $2.6 million for the nine month periods ended September 30, 2003 and 2002, respectively. Basic and diluted earnings per share would each be increased by $0.13 and basic and diluted loss per share would each be increased by $0.02 for the nine months ended September 30, 2003 and 2002, respectively.

NOTE 12

COMPARATIVE FIGURES

Certain comparative figures were restated to conform to the presentation adopted in this nine-month period ended September 30, 2003 interim consolidated financial statements.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2003
(in thousands of U.S. dollars)

NOTE 13

SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,

	2003				2002

	Romania	Czech Republic	Corporate		Romania	Czech Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total

	$	$	$	$	$	$	$	$
Revenues
Services	144,127	99,408	—	243,535	112,585	62,872	—	175,457
Equipment	7,600	5,570	—	13,170	5,276	4,476	—	9,752

	151,727	104,978	—	256,705	117,861	67,348	—	185,209
Cost of services	28,457	43,785	—	72,242	21,031	31,853	—	52,884
Cost of equipment	14,224	8,257	—	22,481	9,106	5,910	—	15,016
Selling, general and administrative expenses	32,634	26,971	1,165	60,770	23,363	21,174	1,648	46,185
Depreciation and amortization	28,412	22,863	9	51,284	21,404	19,307	39	40,750

Operating income (loss)	48,000	3,102	(1,174)	49,928	42,957	(10,896)	(1,687)	30,374

Acquisition of property, plant and equipment, including unpaid acquisitions	14,191	12,742	—	26,933	21,871	19,802	—	41,673

Operating income (loss) before depreciation and amortization (*)	76,412	25,965	(1,165)	101,212	64,361	8,411	(1,648)	71,124

(*) Computed as operating income (loss)	48,000	3,102	(1,174)	49,928	42,957	(10,896)	(1,687)	30,374
Plus depreciation and amortization	28,412	22,863	9	51,284	21,404	19,307	39	40,750

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2003
(in thousands of U.S. dollars)

NOTE 13

SEGMENTED INFORMATION FOR CONTINUING OPERATIONS (CONT’D)

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2003				2002

	Romania	Czech Republic	Corporate		Romania	Czech Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total

	$	$	$	$	$	$	$	$
Revenues
Services	384,374	269,665	—	654,039	311,510	159,074	—	470,584
Equipment	20,137	13,620	—	33,757	15,342	12,066	—	27,408

	404,511	283,285	—	687,796	326,852	171,140	—	497,992
Cost of services	74,696	118,315	—	193,011	59,014	84,965	—	143,979
Cost of equipment	33,101	21,022	—	54,123	26,775	15,149	—	41,924
Selling, general and administrative expenses	83,113	72,206	5,263	160,582	68,224	58,120	6,578	132,922
Depreciation and amortization	83,921	67,344	53	151,318	62,734	47,347	120	110,201

Operating income (loss)	129,680	4,398	(5,316)	128,762	110,105	(34,441)	(6,698)	68,966

Acquisition of property, plant and equipment, including unpaid acquisitions	83,733	38,021	—	121,754	59,363	70,092	57	129,512

Property, plant and equipment, licenses and goodwill as at September 30, 2003 and December 31, 2002	549,546	644,729	150	1,194,425	555,742	613,298	459	1,169,499

Total assets as at September 30, 2003 and December 31, 2002	714,865	745,050	73,868	1,533,783	670,326	665,575	115,712	1,451,613

Operating income (loss) before depreciation and amortization (*)	213,601	71,742	(5,263)	280,080	172,839	12,906	(6,578)	179,167

(*) Computed as operating income (loss)	129,680	4,398	(5,316)	128,762	110,105	(34,441)	(6,698)	68,966
Plus depreciation and amortization	83,921	67,344	53	151,318	62,734	47,347	120	110,201

TELESYSTEM INTERNATIONAL WIRELESS INC.

THIRD QUARTER 2003

SUPPLEMENTARY INFORMATION

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT — PROPORTIONATE (UNAUDITED) (1)

(in thousands of U.S. dollars)

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,

	2003				2002

	Romania	Czech Republic	Corporate		Romania	Czech Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total

	$	$	$	$	$	$	$	$
Revenues
Services	71,187	19,820	—	91,007	61,235	12,228	—	73,463
Equipment	3,753	1,111	—	4,864	2,870	871	—	3,741

	74,940	20,931	—	95,871	64,105	13,099	—	77,204
Cost of services	14,055	8,730	—	22,785	11,439	6,195	—	17,634
Cost of equipment	7,025	1,647	—	8,672	4,953	1,150	—	6,103
Selling, general and administrative expenses	16,116	5,381	1,165	22,662	12,707	4,155	1,648	18,510
Depreciation and amortization	14,030	4,556	9	18,595	11,642	3,756	39	15,437

Operating income (loss)	23,714	617	(1,174)	23,157	23,364	(2,157)	(1,687)	19,520

Operating income (loss) before depreciation and amortization (2)	37,744	5,173	(1,165)	41,752	35,006	1,599	(1,648)	34,957

Proportionate operating income(loss)	23,714	617	(1,174)	23,157	23,364	(2,157)	(1,687)	19,520

Ultimate ownership	49.4	19.9	—	—	54.4	19.8	—	—
Consolidated operating income (loss)	48,000	3,102	(1,174)	49,928	42,957	(10,896)	(1,687)	30,374

(1)	Proportionate financial figures represent the combination of TIW’s ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

(2) Computed as operating income (loss)	23,714	617	(1,174)	23,157	23,364	(2,157)	(1,687)	19,520
Plus depreciation and amortization	14,030	4,556	9	18,595	11,642	3,756	39	15,437

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT — PROPORTIONATE (UNAUDITED) (1)

(in thousands of U.S. dollars)

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2003				2002

	Romania	Czech Republic	Corporate		Romania	Czech Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total

	$	$	$	$	$	$	$	$
Revenues
Services	194,784	53,784	—	248,568	169,431	31,114	—	200,545
Equipment	10,197	2,717	—	12,914	8,345	2,360	—	10,705

	204,981	56,501	—	261,482	177,776	33,474	—	211,250
Cost of services	37,817	23,598	—	61,415	32,098	16,620	—	48,718
Cost of equipment	16,708	4,193	—	20,901	14,563	2,963	—	17,526
Selling, general and administrative expenses	42,077	14,408	5,263	61,748	37,120	11,408	6,578	55,106
Depreciation and amortization	43,119	13,427	53	56,599	34,225	9,257	120	43,602

Operating income (loss)	65,260	875	(5,316)	60,819	59,770	(6,774)	(6,698)	46,298

Operating income (loss) before depreciation and amortization (2)	108,379	14,312	(5,263)	117,428	93,995	2,483	(6,578)	89,900

Proportionate operating income(loss)	65,260	875	(5,316)	60,819	59,770	(6,774)	(6,698)	46,298

Ultimate ownership	50.3	19.9	—	—	54.3	19.7	—	—
Consolidated operating income (loss)	129,680	4,398	(5,316)	128,762	110,105	(34,441)	(6,698)	68,966

(1)	Proportionate financial figures represent the combination of TIW’s ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

(2) Computed as operating income (loss)	65,260	875	(5,316)	60,819	59,770	(6,774)	(6,699)	46,297
Plus depreciation and amortization	43,119	13,427	53	56,599	34,225	9,257	120	43,602

	Investee Level			TIW's Net Debt

	Debt	Cash	Net Debt	Consolidated	Proportionate (2)

	$	$	$	$	$
Investees
Central & Eastern Europe
MobiFon	292,701	75,524	217,177	217,177	107,285
MobiFon Holdings B.V. (1)	219,984	31,273	188,711	188,711	161,537
TIW Czech	—	637	(637)	(637)	(132)
Cesky Mobil a.s	544,896	44,288	500,608	500,608	98,970
Corporate	—	9,419	(9,419)	(9,419)	(8,063)

				896,440	359,597
Total Investees				896,440	359,597
Corporate	1,332	2,462	(1,130)	(1,130)	(1,130)

Total				895,310	358,467

(1)	MobiFon Holdings B.V., includes restricted cash of $28.1 million

(2)	Proportionate financial figures represent the combination of TIW’s ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

OUTSTANDING SHARE DATA AS AT OCTOBER 31, 2003

The following represents all equity shares outstanding and the number of Common Shares into which all securities are convertible, exercisable or exchangeable:

Common
Shares

Common Voting Shares outstanding	93,530,460
Preferred Shares outstanding (35,000,000 convertible to common shares at a ratio 5:1)	7,000,000
Convertible instruments and other
Outstanding granted employees and directors’ stock options	6,308,024
Convertible Equity Subordinated Debentures	56,205

106,894,689